November 20, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jessica Plowgian, Attorney – Adviser

Re:	VIASPACE Green Energy, Inc. Amendment No. 4 to Form S-1 Filed November 3, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of VIASPACE Green Energy, Inc.  (the “Company” or “VGE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 10, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Corporate History, page 7

1.
We note your response to comment three from our letter dated October 21, 2009. Please revise your disclosure to address why Mr. Chang will transfer the remaining 30% of IPA BVI to the company in the event the second closing doesn’t occur and the closing conditions to your parent company and your obligations to close are satisfied or waived, regardless of whether the closing conditions to Chang’s obligations to close are satisfied. In addition, please include a risk factor addressing the possibility that if the second closing does not occur, you may not receive the remaining 30% interest in IPA BVI and what effect this could have on the rights of investors in the company.

Response: The disclosure provides that Chang shall deliver the remaining 30% of the outstanding shares of IPA BVI to VGE even if the Second Closing did not occur and the closing conditions to VIASPACE’s and us are satisfied or waived.  If the second closing does not occur and such closing conditions are not satisfied or waived, then the remaining 30% of IPA BVI will not be transferred to us.
We have added a risk factor of the impact to the Company if the additional 30% interest in IPA BVI is not delivered.  This risk factor reads:

If VIASPACE’s and our closing conditions to the second closing of the Securities Purchase Agreement are not satisified, we may lose all our assets.

Under the terms of the Purchase Agreement, as amended, if we do not complete the second closing of the acquisition of IPA BVI (and indirectly IPA China), all parties may be required to return securities delivered at first closing.  The amendment provided that if Chang took actions so that VIASPACE’s and our conditions to the second closing were satisfied or waived, then, among other things, Chang will deliver the remaining 30% equity interest of IPA BVI to us, such that we will receive all equity securities of IPA BVI.  These closing conditions are at the discretion of Chang.  To our knowledge, Chang has fulfilled all closing conditions, except for such conditions that must be delivered at closing (i.e., deliver y of officer’s certificates).  We believe that Chang will be able to fulfill all such closing conditions.

Since we believe that the closing conditions will be met, we believe that the 30% interest will be transferred pursuant to the amendment.  However, we cannot assure you of this fact.  In the unlikely event that we do not close the second closing and VIASPACE’s and our closing conditions are not satisfied, we could be required to return our equity securities of IPA BVI to Mr. Sung Chang.  Since the primary assets of our company are the equity securities of IPA BVI and in turn, IPA China, if such event were to occur, we will have no assets.

2.
We note the significant amount of time that has elapsed since the date of your first closing and that the purchase price has been accruing substantial interest since that date. Please expand your disclosure to quantify the amount owed to Mr. Chang as of a recent date.

Response:  We will have revised the disclosure on page 7 accordingly to show that as of September 30, 2009, Mr. Chang accrued an amount of $355,000 from VIASPACE, Inc., the parent company.  Viaspace Green Energy, Inc. does not owe Chang such amount.  This paragraph will state at the end of the sixth paragraph:

“As of September 30, 2009, VIASPACE (not VIASPACE Green Energy) has accrued $355,000 in interest payments to Chang.”

Financial Statements
Viaspace Green Energy Inc., page 61

3.
We refer to your responses to comments seven and eight from our letter dated October 21, 2009. It appears that there was a change in control of IPA China and therefore the transaction between IPA China and the company and its parent should be accounted for as a business combination with the company and parent as the acquirer. Please revise the filing to present the financial statements of the company using purchase accounting as of the date of the acquisition, including an allocation of the entire $16 million purchase price.

Response:  We have revised the financial statements of the company using purchase accounting.

4.	Please also revise the filing to include audited historical financial statements of IPA China for periods prior to the acquisition date.

Response:  We have added a financial statement index and included the IPA historical financial statements in the body of the S-1.

Age of Financial Statements

5.	Update the financial statements and other financial information in the filing to include the interim period ended September 30, 2009. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response:  We have updated the company financial statements and other financial information with September 30, 2009 information, replacing the June 30, 2009 information.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan Hong
Ryan Hong, Esq.